JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

04024340

82-3572

March 25, 2004

RECEIVED APR 12 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. Letter of JG Summit Holdings, Inc. dated March 8, 2004 in reply to the letter of the Philippine Securities and Exchange Commission dated February 9, 2004 regarding the attendance of directors during board meetings;

2. SEC Form 17-C dated March 11, 2004 regarding the resignation of an advisory board member of JG Summit Holdings, Inc.;

3. SEC Form 17-C dated March 18, 2004 regarding the approval by the stockholders of the amendment of the Amended Articles of Incorporation of JG Summit Holdings, Inc. for the reclassification of a certain portion of its common shares into preferred shares;

4. SEC Form 17-C dated March 23, 2004 regarding the clarification of a news article entitled "JG Summit profit for 2003 steady at P2.3B-P2.4B".

Thank you very much.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

4/20

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: As stated

/mhd

PSE

OSCAR L. GOMEZ
2004 MAR -9 PM 3:49

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month / Day)
1 2	3 1		Second Thursday of June

Reply to SEC letter dated February 9, 2004
regarding attendance of directors during board meetings

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ____________ LCU ____________

Document I.D. ____________ Cashier ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

OSCAR L. GOMEZ
MAR -9 PM 3:49

March 8, 2004

Securities and Exchange Commission
SEC Building, EDSA, Greenhills,
Mandaluyong City

Attention : Atty. Justina F. Callangan
Director
Corporation Finance Department

Dear Atty. Callangan:

This is in reference to your letter dated February 9, 2004 ("SEC letter") concerning the submission of the sworn certification on the attendance in the board meetings of each director of JG Summit Holdings, Inc. ("Company").

Please be advised of the following:

1. In the SEC letter, you referred to a letter dated December 4, 2003 which purportedly advised us to submit the above-mentioned certification. Please note that we did not receive this letter dated December 4, 2003.

2. There was, however, a letter dated December 4, 2003 sent by the SEC to Robinsons Land Corporation. In reply to this letter, we sent you a request for a clarification on whether the submission of the sworn certification on board attendance is a mandatory requirement under the Code on Corporate Governance. The request for clarification was made because of the use of the word "may" in the pertinent provision of the Code of Corporate Governance which seemingly makes the submission of the sworn certification on board attendance voluntary on the part of the Company.

3. On the other hand, it is also our position that the requirement in the Corporate Governance Manual on the submission of the certification on the attendance of the directors is similarly couched in non-compulsory manner.

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

Notwithstanding the foregoing and in deference to the request contained in the SEC letter, we have attached the said certification.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby certify that:

1. I am the duly elected and qualified Corporate Secretary of JG SUMMIT HOLDINGS, INC. (JGSH), with office address at the 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City.

2. The meetings of the Board of Directors of JGSH held during the fiscal year ended December 31, 2003 were attended by the following:

Date of Meetings	Attendees
February 20, 2003	John Gokongwei, Jr. Johnson Robert L. Go, Sr. Patrick Henry C. Go Ignacio Gotao Gabriel C. Singson Ricardo J. Romulo Wilfrido C. Tecson
March 17, 2003	John Gokongwei, Jr. Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Ricardo J. Romulo Wilfrido C. Tecson Cornelio T. Peralta
April 10, 2003	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Ricardo J. Romulo Wilfrido C. Tecson Cornelio T. Peralta

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

Date of Meetings	Attendees
April 30, 2003	John Gokongwei, Jr. Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Ricardo J. Romulo Wilfrido C. Tecson Cornelio T. Peralta
June 4, 2003	James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Ricardo J. Romulo Wilfrido C. Tecson
June 5, 2003	James L. Go Lance Y. Gokongwei Patrick Henry C. Go Ignacio Gotao Ricardo J. Romulo Wilfrido C. Tecson
June 25, 2003	John Gokongwei, Jr. Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Ricardo J. Romulo Wilfrido C. Tecson Cornelio T. Peralta

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

Date of Meetings	Attendees
August 6, 2003	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Cornelio T. Peralta Jose T. Pardo Wilfrido C. Tecson
September 10, 2003	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Ignacio Gotao Gabriel C. Singson Cornelio T. Peralta Jose T. Pardo Ricardo J. Romulo
November 20, 2003	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngo Chua Ignacio Gotao Gabriel C. Singson Jose T. Pardo Ricardo J. Romulo
November 25, 2003	John Gokongwei, Jr. Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Ignacio Gotao Gabriel C. Singson Cornelio T. Peralta Jose T. Pardo Ricardo J. Romulo

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

Date of Meetings	Attendees
December 5, 2003	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Ignacio Gotao Gabriel C. Singson Cornelio T. Peralta Jose T. Pardo Ricardo J. Romulo

IN WITNESS WHEREOF, I have hereunto set my hand this 08 MAR 2004 day of ____________, 2004 at PASIG CITY.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 08 MAR 2004 day of ____________ 2004 in PASIG CITY by the affiant who exhibited to me her Community Tax Certificate No. 13765581 issued on January 13, 2004 at Quezon City.

NOTARY PUBLIC
ERWIN T. MANUEL
UNTIL DECEMBER 31, 2004
PTR NO. 49790496
ISSUED AT JANUARY 8, 2004
ON : Q.C.

Doc. No. 252;
Page No. 51;
Book No. I;
Series of 2004.

FIL

OSCAR L. GOMEZ
2004 MAR 11 AM 11:36

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

Resignation of Advisory Board Member

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

OSCAR L. GOMEZ

2004 MAR 11 AM 11:36

2004 MAR 11 AM 11 09

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 11, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please be advised that Mr. Octavio V. Espiritu has resigned as a Member of the Advisory Board of JG Summit Holdings, Inc.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 11, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

SEC 5 EXTRAO

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Stockholders' Approval of Amendments to the Articles of Incorporation

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number:

LCU:

Document I.D.:

Cashier:

STAMPS

APR 11 2007 PM 4:24

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 18, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

At a special meeting of the shareholders of JG Summit Holdings, Inc. (the "Company") on March 18, 2004, the shareholders representing more than two-thirds (2/3) of the outstanding capital stock of the Company approved the resolutions of the Board of Directors adopted on February 12, 2004 approving the amendment of Article Seventh of the Amended Articles of Incorporation of the Company to reclassify a portion of the Company's common shares into preferred shares whereby the authorized capital stock consisting of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand (14,850,800,000) shares after the reclassification shall be Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (P1.00) per share and Two Billion (2,000,000,000) preferred shares with a par value of One Peso (P1.00) per share.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 18, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mgc

SEC FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

12 Month **31** Day
Fiscal Year

FORM TYPE: **17-C**

Annual Meeting: **Second Thursday of June** (Month Day)

Clarification of news article entitled "JG Summit profit for 2003 steady at P2.3B-P2.4B"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

2004 MAR 23 PM 3:04
CENTRAL RECEIVING UNIT
Received by:

1. **March 23, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: ____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1600**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated March 22, 2004 in response to the fax letter of PSE in Annex "B" below.

Annex "B" - Fax letter of PSE to the Company dated March 22, 2004 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "JG Summit profit for 2003 steady at P2.3B-P2.4B" which appeared in the March 22, 2004 issue of the Philippine Daily Inquirer.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 23, 2004
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

March 22, 2004

fax'd on 3.22.04, 5:30 p.m.
(confirmed received by VINCENT DAR)

PHILIPPINE STOCK EXCHANGE
4th Floor, Philippine Stock Exchange Center
Center Exchange Road
Ortigas Center, Pasig City

Attention: **ATTY. MA. PAMELA D. QUIZON-LABAYEN**
OIC, *Disclosure Department*

VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Gentlemen:

We refer to your fax-letter dated today, March 22, 2004, requesting us to make a full, prompt, fair and accurate written disclosure on the news article entitled "JG Summit profit for 2003 steady at P2.3-P2.4B" which appeared also today in The Philippine Daily Inquirer.

The statements and information contained in the said article are factual having been based on the 2002 Annual Report and the SEC Form 17-Q for the nine month period ending on September 2003 filed by JG Summit Holdings, Inc. ("JGSH") with the SEC. Please note, however, that the figures pertaining to the results of operations for the recently ended fiscal year are still in the process of being finalized. We shall be filing the final figures with the SEC by April.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

The Philippine Stock Exchange, Inc.

facsimile transmittal

4th Floor, Philippine Stock Exchange Center
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7510, 7512 to 7518
Fax No. 636-0809

To : **Atty. Rosalinda F. Rivera**
Assistant Corporate Secretary
Company : **JG SUMMIT HOLDINGS, INC.**
Subject : **"JG Summit profit for 2003 steady at P2.3B-P2.4B"**
Sent : **Monday, March 22, 2004**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit profit for 2003 steady at P2.3-P2.4B" published in the March 22, 2004 issue of the Philippine Daily Inquirer. The article reported that:

> *"JG Summit Corp. controlled by the Gokongwei family has managed to keep its net profit last year steady at between P2.3 billion and P2.4 billion from P2.36 billion in 2002 despite higher expenses for its telecom and airline units.*
>
> *A company official said earnings before interest, taxes, depreciation and amortization reached about P14 billion.*
>
> *This year, the JG Summit official said the company was looking to bring in about P3 billion in net profit. x x x"*

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article **before 11:00 a.m. today, March 22, 2004,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,

VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:

ATTY. MA. PAMELA D. QUIZON-LABAYEN
OIC, Disclosure Department

ANNEX "C"

JG Summit profit for 2003 steady at P2.3B-P2.4B

By Clarissa S. Batino

JG Summit Corp, controlled by the Gokongwei family has managed to keep its net profit last year steady at between P2.3 billion and P2.4 billion from P2.36 billion in 2002 despite higher expenses for its telecom and airline units.

A company official said earnings before interest, taxes, depreciation and amortization reached about P14 billion.

This year, the JG Summit official said the company was looking to bring in about P3 billion in net profit.

The official said that most of the major businesses managed to contribute to the profit although increased spending to expand Digital Telecommunications Philippines Inc. and Cebu Pacific pared down the gains from the other units.

Aside from telecom and airlines, JG Summit is engaged in food manufacturing through Universal Robina Corp., real estate and malls through Robinson's Land Corp., petrochemicals through JG Summit Petrochemical Corp., and textile manufacturing through Litton Mills Inc.

An official noted that aside from increased expenditures, the company was hit by rising interest rates and a depreciating peso.

Digitel posted a net loss of P7[illegible].8 million from January to September la[illegible] year as revenue from the fixed-line, data and Internet services dropped.

James Go, chair of JG Summit, said that Digitel would spend $250 million to double the network capacity of its wireless business Sun Cellular. The funds would be raised from a blend of multilateral loans and other borrowings.

He said Sun Cellular was targeting to grow its subscriber base to 2 million this year from about 700,000 in 2003, its first year of operations. The phone subsidiary is likely to stay in the red this year but officials hoped that it would at least break even in 2005.

Cebu Pacific also suffered a net loss of P29.6 million in the first three quarters, reversing a P234-million profit a year ago as travel slowed down due to the SARS scare.

The airline is planning to fly to Chi[illegible] on a regular basis and establish a Manila-Japan route as part of its regional expansion. Cebu Air flies to Hong Kong daily and to Seoul, Korea, twice a week from Manila and Cebu. It also offers chartered flights to Xiamen and Guangzhou in China.

Last Thursday, JG Summit told its stockholders that it would issue P800 million worth of preferred shares to help finance an estimated P20 billion in capital expenditures for the year.

The bulk of the capital expenses would go to Sun Cellular so it could compete more aggressively with Globe and Smart whose subscriber base has exceeded 8 million and 13 million, respectively.

Some of the money the company plans to raise would expand the facilities of the manufacturing arm and to construct new malls.

Universal Robina Corp. will start the construction of its $10-million food manufacturing plant in Vietnam later this year and will start selling its snack foods in the country next year.

Philippine Daily Inquirer

3-22-04